Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX AIMS TO DELIVER RESOURCE AND PRODUCTION GROWTH IN 2012

Vancouver, BC, Canada – March 1, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) is focused on delivering growth through expansion of resources and production in 2012. Building on 2011, which was a transitional year for Silvermex, the Company’s efforts will be centered on upgrading and expanding resources to deliver sustainable production from the La Guitarra Mine, as well as delineating future production centers within the Temascaltepec Mining District for near-term production expansion. Over the course of 2011, Silvermex’s focus was on rebuilding, upgrading and redeveloping the La Guitarra Mine. The Company’s primary goal of reaching mill designed production capacity and achieving positive cash flow from operations was accomplished ahead of schedule and under budget.

At La Guitarra, approximately 7,500 m of surface drilling and 7,500 m of underground exploration drilling was completed in 2011. Results have continued to extend the main vein structure of La Guitarra as well as show the existence of numerous parallel structures. Drilling to date has demonstrated that there is good continuity to the mineralized zone both along strike and down dip with grades and widths comparable to that currently being mined. Mineralization remains open along strike and at depth. A proposed 35,000 m drill program is expected over the course of 2012, which will include 16,500 m on surface and 20,000 m underground, totaling $7.6 million, with the objective of further delineating areas for mine planning and exploitation. The property hosts numerous, potential production centers with reported resources, all within close proximity to the current mill location.

The Company made significant improvements at La Guitarra last year, which have resulted in increased operational efficiency. Extensive investments in upgrading and expanding drilling, transportation and safety equipment were made in order to support higher production rates than what the mine had delivered in previous years. During this extensive mine redevelopment, the Company processed 81,153 tonnes of material and recovered 437,953 ounces of silver and 4,293 ounces of gold.

Additionally, since the beginning of the year, the design for expansion and stabilization of the existing tailings facility to international standards has been in progress. Detailed designs for expansion of the tailings pond were completed by Tetra Tech Inc. and construction is expected to begin in the second quarter of 2012 once approval is received from the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”). Expected cost for the expansion is $2.5 million.

The Company also implemented extensive safety and environmental initiatives in 2011. These initiatives included: comprehensive, in-depth training, which has led to improved performance from mine site staff, the purchase and installation of additional emergency and rescue equipment, and the installment of a pilot water treatment facility to improve mine discharge water quality. Successes with the pilot facility have improved discharge water quality and provided the design criteria for a facility that will economically and effectively treat water over the long term.

At Silvermex’s other properties, a total budget of $1.6 million has been approved to advance the Plomosas and Peñasco Quemado projects. At Plomosas a 1,800 m core drill program is expected in 13 holes, with a total budget of $870,000. Drilling will aim to prove the down dip extension of the mineralized structure that has been mined historically. A second phase of drilling is expected dependent on Phase 1 drill results.

Metallurgical testing at Peñasco Quemado, which is currently underway, will help determine the viability of the project for future production. A scoping study is expected later in 2012, dependent on positive metallurgical results.

Silvermex starts 2012 in a strong financial position with cash of $18 million, positive working capital and no debt. The Company’s primary objective for 2012 will be to expand existing resources and reserves while controlling costs and working towards creating positive cash flow from operations over the course of the year. In addition, Silvermex will also continue drilling the Coloso structures in the Temascaltepec disitrict with the focus on outlining a comprehensive plan for near-term production expansion in this area.

Silvermex is also committed to meeting and continually improving environmental standards and community initiatives at La Guitarra. The Company continues to have positive and proactive relations with the surrounding communities. As part of the Company's ongoing mandate as a responsible corporate citizen at La Guitarra, community relations personnel initiate and maintain regular interaction with the surrounding local communities.

In 2012, management will continue to leverage its exploration, development and operating expertise to assess additional opportunities that could deliver value to Silvermex shareholders. "We expect 2012 will be another successful year for Silvermex and our shareholders, as we strengthen our core operations and set the stage for near term silver and gold production increases", stated Duane Nelson, CEO of Silvermex.

In the months ahead, the Company will report on the results of outlined programs and initiatives. The Board of Directors and Management are confident that these results will benefit shareholder value and build ongoing confidence in Silvermex as a responsible, successful, growth-oriented silver mining company.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs throughout the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.